

Mail Stop 3233

September 28, 2015

Via E-mail
Dwight L. Merriman III
Chief Executive Officer and Director
Logistics Property Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re:** **Logistics Property Trust Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed September 1, 2015**
> **File No. 333-200594**

Dear Mr. Merriman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2015 letter.

Prospectus Summary, page 1

1.   We note your statement on page 3 that you would expect that an investment in Class T shares would have a better overall return than investment in Class A shares over the life of such an investment in shares of your common stock. Please tell us more specifically the basis for your statement. In this regard, we also note your statement that you expect the NAV per share of each Class A share and Class T share to be the same except in the unlikely event that the distribution fees payable exceed the amount otherwise available for distribution to the holders of Class T shares.

Dwight L. Merriman III
Logistics Property Trust Inc.
September 28, 2015
Page 2

Share Redemption Program, page 20

2.   We note your disclosure that you may revise the redemption cap from a "general basis to
        a per class basis." Please explain the circumstances under which this would occur and
        clarify whether each class would be treated equally or whether one class may be allocated
        a greater number of redemption shares than the other.

Index to Financial Statements, page F-1

3.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Prior Performance of the Advisor and its Affiliates, page 137

4.   We note your disclosure on page 28 regarding the merger agreement between Industrial
        Income Trust, Inc. ("IIT") and Western Logistics II LLC. Please revise to clarify the
        amount per share that an IIT shareholder will receive as a result of the merger or advise.

        You may contact Isaac Esquivel at (202)551-3395 or Jaime John, Accounting Branch
Chief, at (202)551-3446 if you have questions regarding comments on the financial statements
and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401
with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Alice Connaughton, Esq. (*via e-mail*)